GMP Securities, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2015

Balance at January 1, 2015	$ (41,815)
Stock-based compensation	1,004,201
Conversion of subordinated note	4,000,000
Equity contribution by member	15,000,000
Net loss	(15,992,558)
Balance at December 31, 2015	$ 3,969,828

See accompanying Notes to Financial Statements.